SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of March 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Transaction Agreement with BW Group Limited

On March 23, 2017, DHT Holdings, Inc. (the “Company”) announced that it had entered into a Vessel Acquisition Agreement, dated as of March 23, 2017 (“Transaction Agreement”), to acquire 9 very large crude carriers (“VLCCs”) and newbuild contracts for 2 VLCCs from BW Group Limited (“BW”), in exchange for aggregate cash consideration in an amount equal to $177,360,000 and an aggregate equity consideration consisting of 32,024,395 shares of the Company’s common stock (the “Common Stock”) and 15,700 shares of a new series of the Company’s preferred stock, which has been designated as Series D Junior Participating Preferred Stock (the “Preferred Stock”).  Each share of Preferred Stock is convertible into 1,000 shares of Common Stock upon the occurrence of a Mandatory Exchange, as defined in the Certificate of Designation for the Preferred Stock, attached as Annex I to the Transaction Agreement.  Following the consummation of the transactions contemplated by the Transaction Agreement, and giving pro forma effect to the issuance of the equity consideration to BW, BW will own approximately 33.5% of the Company’s issued and outstanding Common Stock (treating the Preferred Stock on an as-converted basis).

Pursuant to the Transaction Agreement, the Company and BW agreed to enter into an Investor Rights Agreement, in the form attached as Annex II to the Transaction Agreement, at the time of delivery of the first VLCC under the Transaction Agreement (the “Initial Closing”).  The Investor Rights Agreement generally provides BW with the right, subject in each case to certain conditions and limitations, to, among other things, designate two individuals to serve as members of the board of directors of the Company (the “Board”).  BW’s first designee is expected be added to the Board on the Initial Closing Date and BW’s second designee is expected be added to the Board by January 2, 2018.  BW’s right to designate two directors to the Board is subject to it (together with its controlled affiliates) continuing to hold at least 75% of the shares of Common Stock and Preferred Stock to be acquired under the Transaction Agreement, and its right to designate one director to the Board is subject to it (together with its controlled affiliates) continuing to hold at least 40% (and, in each case, at least 10% of the voting capital stock of the Company).  BW also has the right to designate a third member of the Board if the Articles Amendment (as defined below) is not obtained by October 31, 2017, who will serve until the Articles Amendment is obtained.  In addition to the directors designated by BW, the Board will also continue to include up to four independent directors selected by the Nominating and Corporate Governance committee of the Board.

The Investor Rights Agreement also contains customary standstill restrictions on BW.  BW’s aggregate ownership (together with its controlled affiliates) is subject to a limit of 45% of the voting capital stock of the Company, unless the Board consents to an exception.  The standstill restrictions fall away when BW’s ownership (together with its controlled affiliates) ceases to be at least 25% of the voting capital stock of the Company.  The Investor Rights Agreement provides that BW shall vote its shares of Common Stock in favor of nominees selected by the Nominating and Corporate Governance Committee of the Board, except to the extent of any Excess Shares (as defined in the Investor Rights Agreement).

The Investor Rights Agreement provides that the Company shall amend its Amended and Restated Articles of Incorporation to increase the total authorized number of shares of Common Stock, in order to facilitate the conversion of the Preferred Stock issued to BW into Common Stock (the “Articles Amendment”).

The closing of the sale and transfer of, and payment for, each of the 9 existing VLCCs is expected to occur following the completion of each such VLCC’s current or next voyage.  There exists an outstanding option to acquire one of BW’s 2001 built VLCCs, and DHT will assume BW’s obligations under the option.  To the extent the option is exercised, DHT will pay to BW the excess of the purchase price for such VLCC over the value attributed to such VLCC in this transaction.

The foregoing description of the Transaction Agreement is not complete and is qualified in its entirety by reference to the Transaction Agreement (including attached annexes and schedules), a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

A copy of the joint press release issued by the Company and BW announcing the transactions described in this report is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

10.1	Vessel Acquisition Agreement dated March 23, 2017, among DHT Holdings, Inc. and BW Group Limited
99.1	Press Release dated March 23, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: March 24, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer